

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

Via E-mail
Mr. Phillip W. Roe
Executive Vice President and
Chief Financial Officer
Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, TN 37215

Re: **Vanguard Health Systems, Inc**.
   Form 10-K for the Fiscal Year Ended June 30, 2012
   Filed August 24, 2012
   File No. 001-35204

Dear Mr. Roe:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Patient Service Revenues, page 114

1. Please provide us proposed disclosure to be included in future periodic filings that complies with ASC 954-605-50-4b.

Premium Revenues, page 116

2. Please provide us proposed disclosure to be included in future periodic filings which states your policy for recording rebates as a result of the Health Reform Law regarding the medical loss ratio including how you calculate the amount. Also include in your proposed disclosure the amount of the rebate recorded for the periods presented.

Accounts Receivable, page 118

3. Please provide us proposed disclosure to be included in future periodic filings that discusses the qualitative information about significant changes in the allowance for doubtful accounts as required by ASC 954-310-50-3b.

Note 3. Business Combinations, page 124

4. You provide tables summarizing your purchase price allocations for your business combinations. Please tell us how using purchase price allocation complies with the acquisition method as described in ASC 805.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant